Exhibit 4.19

Supplemental Agreement

Party A: Loudi Momo Technology Co., Ltd.

Address: 3/F, Office Building of Administrative Committee of Wan Bao New Area, No. 1 Da Shi Shan Road, Lou Xing District, Loudi, P. R. China

Party B: Beijing Momo Information Technology Co., Ltd.

Address: Rm 232005, 20F, Building B, Tower 2, No. 1 East Futong Avenue, Chaoyang District, Beijing, P. R. China

An Exclusive Cooperation Agreement (“the Agreement”) was concluded between Party A and Party B (“the Parties”) on December 1, 2017. The Parties agree on this supplemental agreement in accordance with the Contract Law of the PRC and other relevant laws and regulations for mutual benefit.

1.	Supplementary Terms

a)	According to Section 1 of the Agreement, Party B agrees to license the use right of key technologies of live video function (including but not limited to the following technologies) to Party A starting from the effective date of this supplemental agreement:

Key Technologies
Audio/video streaming media technology
Face recognition technology
Image processing technology
Financial management system
Data analysis technology
Instant messaging

b)	Under the license: (i) Party B is responsible for the design, development and maintenance of the above key technologies; (ii) Party B keeps the ownership of the Intellectual Properties of the above key technologies.

c)	According to Article 4.a of the Agreement, Party A agrees to pay Party B a license fee in consideration of the rights granted. The license fee will be calculated based on the prime operating revenues generated by Party A from Momo live video business with royalty rate within the below range:

	Audio/video streaming media	Face recognition	Image processing	Data analysis	Financial management	Instant Messaging
1st Quartile	6.25%	8.75%	4.25%	1.75%	3.50%
Median	11.00%	10.00%	5.00%	6.00%	4.00%	15.00%
3rd Quartile	17.25%	13.75%	6.50%	10.50%	5.50%

d)	The Parties agree to review the pricing of license fee from time to time.

e)	Without written consent of Party B, Party A shall not sublicense, transfer or disclose the right to any third party, or try to develop, modify or decompile on the basis of Party B’s intellectual properties. Party A agrees with all the exclusive ownership and interest of Party B, including all intellectual property, proprietary technology, development rights and other related rights. Party A shall not be involved in any activities that harm the interest of Party B under any circumstances.

2.	Above are the supplementary terms to the Agreement. The Parties shall still comply with the terms of the Agreement concluded on December 1, 2017, which will not be affected by this supplemental agreement.

3.	This supplemental agreement is an indivisible part of the Agreement concluded by the Parties on December 1, 2017. This supplemental agreement is made out in two (2) sets of originals with equal validity. Party A and Party B each has one of the originals. By signing below, the Parties agree to the terms of this supplemental agreement effective from the date of signature.

By:	By:

Title:	Title:
[Stamped with corporate seal of Loudi	[Stamped with corporate seal of Beijing Momo
Momo Technology Co., Ltd.]	Information Technology Co., Ltd.]
For and on behalf of	For and on behalf of
Loudi Momo Technology Co., Ltd.	Beijing Momo Information Technology Co., Ltd.

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